Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our capitalization in accordance with International Financial Reporting Standards (IFRS) as of December 31, 2009. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F dated June 10, 2009.
As of December 31, 2009

	NOK	U.S. $
	(in millions)	(unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	74,532.60	12,902.30

Long-term debt (excluding current portions)
Bonds	123,101.70	21,310.00
Subordinated debt	1,501.60	259.90

Total long-term debt	124,603.30	21,569.90

Capital contribution securities	419.30	72.60

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 263,915)	2,771.10	479.70
Other equity	2,459.80	425.80
Share premium reserve	176.60	30.60

Total shareholders’ equity	5,407.50	936.10

Total capitalization	204,962.70	35,480.90

*	All our debt is unsecured and unguaranteed. The current portion of bond debt is based on expected maturity on structured bonds in accordance with our internal model.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.7767 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on December 31, 2009.